Exhibit 1

The Westpac Group

Interim Financial Report
31 March 2011

Disclosure regarding forward-looking statements

This Interim Financial Report contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Interim Financial Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. This Interim Financial Report uses words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Actual results may vary materially from those we expect, depending on the outcome of various factors, including, but not limited to:

•             the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity and capital requirements;

•             conditions in funding, equity and asset markets;

•             adverse asset, credit or capital market conditions;

•             changes to our credit ratings;

•             inflation, interest rate, exchange rate, market and monetary fluctuations;

•             market liquidity and investor confidence;

•             changes in consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which Westpac conducts its operations;

•             the effects of competition in the geographic and business areas in which Westpac conducts its operations;

•            the ability to maintain or to increase market share and control expenses;

•             the timely development of and acceptance of new products and services and the perceived overall value of these products and services by users;

•             technological changes and risks associated with changes to our technology systems;

•             operational risks;

•             environmental factors;

•             adverse impacts on our reputation;

•             demographic changes and changes in political, social or economic conditions in any of the major markets in which Westpac operates;

•             stability of Australian and international financial systems and disruptions to financial markets and any losses Westpac may experience as a result; and

•             various other factors beyond Westpac’s control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by us, refer to the section on ‘Principal risks and uncertainties’ in the Directors’ report. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Westpac is under no obligation, and does not intend, to update any forward-looking statements contained in this Interim Financial Report, whether as a result of new information, future events or otherwise, after the date of this Interim Financial Report.

Web sites

Information contained in or otherwise accessible through the web sites mentioned in this Interim Financial Report does not form part of the report unless we specifically state that the information is incorporated by reference thereby forming part of the report. All references in this report to web sites are inactive textual references and are for information only.

Directors’ report

The Directors of Westpac present their report together with the financial statements of Westpac and its controlled entities (collectively referred to as ‘the Group’) for the half year ended 31 March 2011.

Directors

The names of the Directors of Westpac holding office at any time during, and since the end of, the half year and the period for which each has served as a Director are set out below:

Name	Position
Ted Evans	Chairman since April 2007 and Director since November 2001
Gail Kelly	Managing Director & Chief Executive Officer since February 2008
John Curtis	Deputy Chairman and Director since December 2008
Elizabeth Bryan	Director since November 2006
Gordon Cairns	Director since July 2004
Peter Hawkins	Director since December 2008
Carolyn Hewson	Director since February 2003
Lindsay Maxsted	Director since March 2008
Graham Reaney	Director since December 2008
Peter Wilson	Director since October 2003

Review and results of the Group’s operations during the half year

The net profit of the Group for the half year ended 31 March 2011, after tax and non-controlling interests increased by 38% to $3,961 million compared to the half year ended 31 March 2010. Contributing to this increase was a large reduction in impairment charges and an effective tax rate of 6%. The effective tax rate reduced significantly due to a tax adjustment, of $1,110 million, relating to finalisation of the tax consolidation impact of the St.George merger.

Basic earnings per share for the half year ended 31 March 2011 was 132.5 cents per share compared to 97.5 cents for the half year ended 31 March 2010, with only a small increase in shares on issue, mostly from the dividend reinvestment plan.

Net interest income decreased by 3% to $5,845 million compared to the half year ended 31 March 2010. The decrease was the result of lower margins across the Group compared to the half year ended 31 March 2010.

Non-interest income decreased by 3% to $2,502 million compared to the half year ended 31 March 2010. The decrease in non-interest income was largely the result of lower trading income and an increase in general insurance claims, partially offset by growth in fees and commissions, life insurance and funds management income.

Operating expenses decreased by 1% to $3,653 million compared to the half year ended 31 March 2010. The decrease was primarily driven by a reduction in merger related costs which declined as merger related activities are wound down.

Impairment charges decreased by 47% to $463 million compared to the half year ended 31 March 2010. Lower impairments in Westpac RBB, St.George, Institutional Bank and New Zealand businesses and the reduction of the economic overlay credit provision were the primary drivers of the lower impairment charges.

The effective tax rate decreased to 6% for the half year ended 31 March 2011 from 28% in the half year ended 31 March 2010 as a result of finalising the impact of the tax consolidation of the St.George merger as announced to the Australian Securities Exchange (ASX) on 11 March 2011.

An interim dividend of 76 cents per share has been declared by the Board. The dividend is fully franked. This represents an increase of 17% over the dividend declared for the half year ended 31 March 2010 and a pay-out ratio of 57.4%.

Significant events during the half year ended 31 March 2011

Tax consolidation following the merger with St.George Bank Limited

On 1 December 2008, Westpac completed its merger with St.George by way of a scheme of arrangement. For tax consolidation purposes, the consolidation of St.George and Westpac occurred on 31 March 2009. As part of the tax consolidation process, Westpac was required to reset the tax value of certain St.George Bank assets to the appropriate market value of those assets on 31 March 2009. A number of St.George Bank derivative contracts were assessed as having a market value, at the time of tax consolidation, higher than their original value. Pending the determination of the tax consolidation outcome, Westpac’s accounting for these contracts had factored in tax on this increase in value.

Following clarification of the interaction between the taxation of financial arrangements (TOFA) legislation and the tax consolidation rules, tax consolidation relating to the merger with St.George has been finalised. The approach agreed with the Australian Taxation Office (ATO) is that tax is not required to be paid on the increase in the value of the derivative contracts.

As advised on 26 October 2010, the combined reduction in tax paid/payable was $685 million for the 2009 and 2010 tax years. On 11 March 2011 it was announced that for the 2011 to 2014 tax years it had been determined that the tax payable will be reduced by $1,110 million.

Liquidity

On 16 December 2010, the Basel Committee on Banking Supervision (BCBS) released final details on the Basel III liquidity framework. This framework introduces two new liquidity measures: the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR).

The LCR requires banks to hold sufficient high-quality liquid assets, as defined, to withstand a 30 day period under an acute stress scenario. However as there are insufficient government bonds available in the Australian marketplace to allow institutions to meet the LCR, the Reserve Bank of Australia (RBA) has announced, jointly with the Australian Prudential Regulation Authority (APRA), that it will make available to Australian institutions a committed secured liquidity facility that can be utilised to meet the LCR requirement. The terms and conditions of this liquidity facility are yet to be determined.

The timetable for implementation of the liquidity standard will see the LCR introduced from 1 January 2015 and the NSFR from 1 January 2018. The standard proposes an observation and review period for the liquidity measures commencing in 2011.

APRA is expected to consult with industry in relation to revised Australian liquidity standards throughout 2011 and 2012.

Until the Australian standards are released, the full extent of the impact on The Westpac Group is uncertain. Notwithstanding the uncertain requirements, Westpac expects to increase its holding of high-quality and third party liquid assets.

Capital

On 16 December 2010 the BCBS released final details on the Basel III capital framework. The framework incorporates higher global minimum capital requirements and the introduction of two new capital buffers. The framework includes:

•             an increase in the minimum common equity requirement from 2.0% to 4.5%;

•             an increase in the minimum Tier 1 capital requirement from 4.0% to 6.0%;

•             a capital conservation buffer at 2.5%, to be met with common equity; and

•             a countercyclical buffer of between 0.0–2.5% to be met with common equity (subject to further BCBS guidance).

The framework includes a compliance timetable, with phase-in arrangements starting from 1 January 2013 and some elements not becoming fully effective until 1 January 2019. However Westpac currently expects that APRA will require full compliance early in the transition period. APRA is expected to consult with industry in relation to prudential standards applicable for Australia throughout 2011 and 2012 with final standards expected during 2012. Until APRA’s prudential standards are issued, the full extent of the impact on the Group is uncertain.

In addition, the Financial Stability Board (FSB) working closely with the BCBS has proposed a policy framework which will apply to institutions deemed to be systemically important financial institutions (SIFIs). The framework calls on jurisdictions to put in place additional requirements for both national and global SIFIs (G-SIFIs). Initially higher loss absorbency and other requirements will be applied to G-SIFIs. The FSB will conduct public consultations during the second half of 2011 prior to delivering its final recommendations in November 2011. Details of the additional regulatory measures and the determination of which banking institutions will be classified as G-SIFIs are currently unknown, and therefore the implications for Westpac cannot be determined at this stage.

OTC derivatives reform

Globally regulators are transforming the over the counter (OTC) derivatives market by mandating central clearing for standardised OTC derivatives; encouraging exchange trading where appropriate; imposing higher capital charges on non-cleared products; and requiring all transactions to be reported to trade repositories. Westpac is closely monitoring offshore developments and is actively engaging with local and international regulators, trade associations, banks, and clearing houses. It is expected that the usage of clearing globally will expand rapidly during 2011 and Westpac will commence moving towards a cleared solution following an appropriate risk assessment, as and when clearing solutions meeting the needs of the Australian marketplace become available. These changes have the potential to affect financial markets activities conducted within the Group.

United States

There are a number of significant regulatory reforms currently occurring in the United States (US). These include:

Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act)

In response to the global financial crisis, new legislation designed to reform the system for supervision and regulation of financial firms in the US was signed into law on 21 July 2010. The Dodd-Frank Act contains a wide range of provisions that will affect financial institutions operating in the US, including foreign banks like Westpac. Included among its provisions are reforms designed to reduce systemic risk presented by very large financial firms, promote enhanced supervision, regulation, and prudential standards for financial firms, establish comprehensive supervision of financial markets, impose new limitations on permissible financial institution activities and investments, expand regulation of the derivatives markets, protect consumers and investors from financial abuse, and provide the US Government with the tools needed to manage a financial crisis. Many of the provisions of the Dodd-Frank Act require extensive rulemaking by US regulatory agencies before the provisions become effective. Although the Dodd-Frank Act requires final rules to be issued in many cases before the end of 2011, it is possible that the rulemaking process may extend beyond 2011. Aside from the general observations regarding OTC derivatives reform above, until there is greater clarity regarding the final forms of the rules and the extra-territorial application, it is not possible to assess the full impact of the legislation and the regulations on our operations.

Foreign Account Tax Compliance

Legislation incorporating provisions referred to as the Foreign Account Tax Compliance (FATCA) was passed in the US on 18 March 2010, with the FATCA provisions effective from 1 January 2013. The legislation requires Foreign Financial Institutions (FFIs) (such as Westpac) to sign up to an FFI agreement and agree to provide the US Internal Revenue Service (IRS) with information on accounts held by US persons and US-owned foreign entities, or otherwise face 30% withholding tax on certain payments from US sources. There are a number of significant Australian legal obstacles to compliance and the final form of the rules is unknown. However, if the FATCA provisions are implemented in or near to their current form taking into account guidance issued to date by the US Treasury and IRS, substantial investment in a compliance and reporting framework would be required to achieve compliance.

Financial Claims Scheme

On 12 December 2010, the Australian Government announced its intention to confirm the permanent continuance of the Financial Claims Scheme (FCS). The FCS was established by the Australian Government in 2008, and provides depositors a free guarantee of deposits in eligible Authorised Deposit-taking Institutions (ADIs) up to and including $1 million. The FCS applies to an eligible ADI if APRA has applied for the winding up of the ADI and the responsible Australian Government minister has declared that the FCS applies to that ADI. The Financial Claims Scheme (ADIs) Levy Act 2008 provides for the imposition of a levy to fund the excess of certain of APRA’s financial claims scheme costs connected with that ADI. The levy would be imposed on liabilities of eligible ADIs to their depositors and cannot be more than 0.5% of the amount of those liabilities. The $1 million FCS cap is scheduled to be reviewed by the Australian Government in or around October 2011.

New Zealand Government Retail Deposit Guarantee Scheme

On 11 March 2011, the New Zealand Government announced it is considering options for maintaining confidence in the financial system when the Retail Deposit Guarantee Scheme expires on 31 December 2011. The New Zealand Government stated that the scheme will not be extended beyond 31 December 2011. As part of the announcement, the New Zealand Government indicated that one option for minimising disruption of the financial system and maintaining confidence is by introducing an Open Bank Resolution (OBR). That proposal involves a system where a bank is open for business on the next business day following an insolvency event or statutory administration. The Reserve Bank of New Zealand (RBNZ) has commenced a consultation process with the industry in relation to the OBR proposal. The consultation paper sets out the requirements that the RBNZ expects banks to deliver through a pre-positioning process so that in the event of failure the bank will be able to achieve certain outcomes. The outcomes include being able to freeze accounts and process pending payments, determine customers’ account balances on a per account basis, set aside a proportion of account balances that have been frozen, and resume customers’ access to their transaction and other accounts on the day following the bank’s closure.

Tax developments

The Australian Federal Government commissioned Australia’s Future Tax System Review (the Henry Review) which is a comprehensive review of the Australian taxation system (except GST), chaired by the Secretary to the Treasury, Dr Ken Henry AC. On 2 May 2010, the Federal Government released the Henry Review report and its initial response. A large proportion of the Henry Review’s 138 recommendations were not dealt with in the Government’s initial response. Of the recommendations addressed in its initial response, the Government proposed reducing the company tax rate to 29% for the 2013–2014 income year and to 28% from the 2014–2015 income year (28% for small business by 2012), and the gradual increase of the employers compulsory superannuation guarantee from 9% to 12% by 2020. The Federal Government has indicated that it will conduct further discussion on tax reform through a Tax Forum in Canberra in October 2011. Until further detail of any possible changes to the taxation rules are released, and any changes to the law finalised, any impact on Westpac cannot be determined.

On 11 March 2011 in Mills v Commissioner of Taxation [2011] FCA 205, the Federal Court of Australia handed down a decision which, in essence, held that a hybrid stapled security that was part of a funding transaction, was subject to the Australian tax anti-avoidance rules. As a result, the franking credits attached to the distribution to this taxpayer were not creditable and in this instance the issuer will now be required to pay the ATO the expected tax liability on any distributions paid since the original date of issue to security holders. The taxpayer has appealed to the Full Federal Court. Unless overturned on appeal, this decision may create uncertainty over the application of the Australian taxation laws to any potential future hybrid transactions. Westpac will monitor the results of the appeal to determine whether there are any broader impacts.

On 30 March 2011, the Assistant Treasurer announced a review of the tax consolidation provisions dealing with rights to future income and the residual tax cost setting rules. The Board of Taxation (BoT) is considering whether these rules need to be amended, and, if so, whether any amendments will take effect retrospectively. The residual tax cost setting rules are the provisions under which amounts were allocated to the St.George derivatives in the tax consolidation process (and from which deductions are claimed by Westpac under the general taxing provisions).

Changes to accounting standards

In continuing response to the global financial crisis, governments, regulators and accounting standard setters are working to revise certain accounting standards. The objective is to achieve convergence towards a single set of high-quality, global and independent accounting standards. The specific areas that have been targeted include accounting for financial instruments, loan-loss provisioning, off-balance sheet exposures and the impairment and valuation of financial assets. The Group expects that there will be a number of new standards issued that may require changes to our current accounting approaches.

Further regulatory developments

The Australian Federal Government has embarked on a program of regulatory reform, which will affect Westpac. This includes:

•             consumer law reform — the Australian Consumer Law was fully implemented on 1 January 2011 and includes the unfair contract terms legislation introduced on 1 July 2010. The Australian Competition and Consumer Commission (ACCC) and the Australian Securities and Investments Commission (ASIC) have new enforcement and consumer redress powers to deal with unfair terms in consumer contracts and other consumer protection issues;

•             credit law reform — following the commencement of the National Credit Code on 1 July 2010, new responsible lending obligations commenced on 1 January 2011. The Government has commenced its second phase of credit law reforms, which is expected to extend the regulation of credit to small business lending, investment lending and reverse mortgages;

•             margin lending reform — from 1 January 2011, margin lending facilities to retail clients have been regulated as financial products under the Corporations Act. This has resulted in additional conduct and disclosure requirements for issuers and advisors of margin lending facilities;

•             superannuation changes — on 16 December 2010 the Government provided its response to the Super System (Cooper) Review into Australia’s superannuation system. The Government’s proposals include the introduction of a simple, low-cost ‘MySuper’ superannuation product and an initiative called ‘SuperStream’ to improve the efficiency of processing superannuation transactions through the use of technology. The Government continues to consult with the industry and has established a Consultative Group to advise on the design and implementation of the reforms;

•             financial advice changes — on 28 April 2011 the Government further detailed its ‘Future of Financial Advice’ reforms aimed at improving the trust and confidence of Australian retail investors in the financial planning sector by tackling conflicts of interest that threaten the quality of financial advice. The reforms include a prospective ban on conflicted remuneration structures, a statutory best interest duty so that financial advisers must act in the best interests of their clients, and an ‘adviser charging regime’ where the investor will be required to opt-in every two years to receiving ongoing advice. The majority of the proposed reforms are scheduled to commence from 1 July 2012; and

•             the introduction of a new regulatory framework for personal property securities — the Government has introduced a national personal property securities regime involving a single register and a uniform set of rules, replacing a wide range of complex State and Territory based legislation and registers. The new regime also makes fundamental changes to the treatment of security interests in personal property. It is anticipated that this regime will take effect from October 2011.

In addition, the Federal Government has initiated a number of inquiries related to the financial services industry. These include:

•             the Parliamentary Joint Committee on the Corporations and Financial Services inquiry into the access for small and medium business to finance which delivered its report on 28 April 2011;

•             Senate inquiry into competition within the banking sector which is expected to report in May 2011;

•            requesting that the former Reserve Bank of Australia Governor, Bernie Fraser undertake a feasibility study on account number portability. He is due to report his findings to the Government by 30 June 2011; and

•             National Disaster Insurance Review which will concentrate on insurance arrangements for individuals and businesses for damage and loss associated with flood and other natural disasters. The Review Panel is expected to report back to the Government by 30 September 2011.

Westpac continues to review these developments, engage with Government, regulators and industry bodies as appropriate, and amend its systems, processes and operations to align with regulatory changes as they occur.

Bank of Melbourne

As announced on 10 March 2011, the Group is launching the Bank of Melbourne in Victoria from August 2011. Over the next five years the Bank of Melbourne has plans to grow to over 100 branches and corporate banking centres and 300 ATMs. In Victoria, St.George branches and corporate banking centres will convert to Bank of Melbourne and 14 new branches are expected to open throughout 2011. Investment involved in launching the Bank of Melbourne, including establishing the infrastructure to support the new bank, is expected to be around $90 million.

Proposed transfer of additional banking operations to Westpac New Zealand Limited

It is a policy of the RBNZ that all systemically important banks must incorporate as local entities in New Zealand, rather than operate through branch structures.

Until 1 November 2006, Westpac conducted its banking operations within New Zealand in a branch structure. On that date, and after extensive consultation with the RBNZ, Westpac adopted a dual registration operating model including a locally incorporated subsidiary, Westpac New Zealand Limited (WNZL), to conduct its retail and business banking activities in New Zealand, and a branch, Westpac’s NZ Branch (NZ Branch) to conduct its institutional and financial markets activities. The conditions of registration of each of WNZL and NZ Branch are consistent with these operating model arrangements.

In 2009, the RBNZ asked Westpac to review the structure of its operating model in New Zealand to ensure that it is able to sustain durable compliance with the RBNZ’s prudential policies. Accordingly, it was agreed that an independent review would take place, with the terms of reference for the review established through consultation between the RBNZ, WNZL and Westpac. The RBNZ, WNZL and Westpac have agreed on changes to the operating model.

As a result, the NZ Branch will transfer the following additional business activities and associated employees to WNZL:

•             institutional customer deposits;

•             institutional customer transactional banking;

•             institutional customer lending;

•             debt capital markets (including customer loan syndication and securitisation arrangements, but excluding the debt securities team activities, such as arrangement of commercial paper and bond programs); and

•             corporate advisory.

Details of the changes are being worked through in consultation with the RBNZ as part of the implementation program.

Under the proposed changes to the operating model, the NZ Branch will retain:

•             its financial markets operations for external customers, including sales and trading of capital markets products and foreign exchange for corporate and institutional customers;

•             pricing and risk management for interest rate, foreign exchange and commodity products for retail, business and institutional customers of WNZL;

•             trading of capital markets products and foreign exchange as principal; and

•             global intra-group financing functions.

Implementation of the transfer is currently expected to be completed by the end of the 2011 calendar year.

Principal risks and uncertainties

Our business is subject to risks that can adversely impact our business, results of operations, financial condition and future performance. If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected, with the result that the trading price of our securities could decline and you could lose all, or part, of your investment. You should carefully consider the risks and the other information in this Interim Financial Report and our 2010 Annual Report before investing in our securities. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us.

Risks relating to our business

Our businesses are highly regulated and we could be adversely affected by changes in regulations and regulatory policy

Compliance risk arises from the regulatory standards that apply to us as a financial institution. All of our businesses are highly regulated in the jurisdictions in which we do business. We are responsible for ensuring that we comply with all applicable legal and regulatory requirements (including accounting standards) and industry codes of practice, as well as meeting our ethical standards. The nature and impact of future changes in such policies are not predictable and are beyond our control.

Significant regulatory change for financial institutions is occurring in most markets in which we operate. These changes include changes in funding, liquidity, capital adequacy and other prudential requirements. These changes and the timing of their introduction continue to evolve and we currently manage our business in the context of regulatory uncertainty.

Other areas of potential regulatory change may include accounting and reporting requirements, tax legislation, regulation relating to remuneration and consumer protection legislation. In addition, other changes may occur in other areas driven by policy, prudential or political factors.

Some areas of potential regulatory change involve multiple jurisdictions seeking to adopt a coordinated approach to these issues. Such an approach may not appropriately respond to the specific requirements of the jurisdictions in which we operate and, in addition, such changes may be inconsistently introduced across jurisdictions.

Changes may also occur in the oversight approach of regulators. It is also possible that governments in jurisdictions in which we do business or obtain funding might revise their application of existing regulatory policies that apply to, or impact, Westpac’s business, including for reasons relating to national and systemic stability.

Changes in law, regulations or regulatory policy could adversely affect one or more of our businesses, including limiting our ability to do business or restricting flexibility, and could require us to incur substantial costs to comply or impact our capital, funding and liquidity requirements. The failure to comply with applicable regulations could result in fines and penalties or limitations on our ability to do business. These costs, expenses and limitations could have a material adverse effect on our business, financial performance or financial condition.

For further information refer to the section ‘Significant events during half year ended 31 March 2011’ in this Interim Financial Report and our 2010 Annual Report specifically ‘Significant developments’ in Section 1 and the sections ‘Adoption of new and revised accounting policies’, ‘Critical accounting assumptions and estimates’ and ‘Future accounting developments’ in Note 1 to the financial statements.

Adverse credit and capital market conditions may significantly affect our ability to meet funding and liquidity needs and may increase our cost of funding

Global credit and capital markets have experienced extreme volatility, disruption and decreased liquidity in recent years. While some stability has returned to the markets, the environment remains volatile. We rely on credit and capital markets to fund our business and as a source of liquidity. As of 31 March 2011, approximately 41% of our total net funding originated from domestic and international wholesale markets, particularly markets outside Australia and New Zealand.

A shift in investment preferences of businesses and consumers away from bank deposits toward other asset or investment classes would increase our need for funding from wholesale markets.

If market conditions deteriorate due to economic, financial, political or other reasons, our funding costs may be adversely affected.

If our current sources of funding prove to be insufficient, we may be forced to seek alternative financing. The availability of such alternative financing, and the terms on which it may be available, will depend on a variety of factors, including prevailing market conditions, the availability of credit, our credit ratings and credit market capacity. Even if available, the cost of these alternatives may be more expensive or on unfavourable terms, which could adversely affect our results of operations, liquidity, capital resources and financial condition. There is no assurance that we will be able to obtain funding and do so at acceptable prices.

If Westpac is unable to source appropriate funding, we may be forced to reduce our lending or begin to sell liquid securities. Such actions may adversely impact our business, results of operations, liquidity, capital resources and financial condition.

For a more detailed description of liquidity risk, refer to the section ‘Liquidity Risk’ and Note 27 to the financial statements in our 2010 Annual Report.

Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets

The credit ratings assigned to us by rating agencies are based on an evaluation of a number of factors, including our financial strength and structural considerations regarding the Australian financial system. A credit rating downgrade could be driven by the occurrence of one or more of the other risks identified in this section or by other events including changes to the methodologies used by the rating agencies to determine ratings.

Standard & Poor’s has announced that it is changing its methodology for determining bank ratings and published its initial proposals on 6 January 2011. On 20 April 2011 Standard & Poor’s announced that it had received numerous comments on the proposals and indicated that it expects to publish its final criteria first, and then take ratings actions soon afterwards in the fourth-quarter 2011.

On 16 February 2011, we were advised by Moody’s Investors Service (Moody’s) that our long-term, senior unsecured debt rating was placed on review for possible downgrade. Moody’s announced this as part of a review of the debt ratings of all four major Australian banks. Our Bank Financial Strength Rating, assigned by Moody’s, which reflects our stand-alone credit profile, was also placed on review.

If we fail to maintain our current credit ratings, this would adversely affect our cost of funds and related margins, liquidity, competitive position and our access to capital markets.

A systemic shock in relation to the Australian, New Zealand or other financial systems could have adverse consequences for Westpac that would be difficult to predict and respond to

There is a risk that a major systemic shock could occur that causes an adverse impact on the Australian, New Zealand or other financial systems. Such an event could have a material adverse effect on financial institutions such as Westpac, including the undermining of confidence in the financial system, reducing liquidity and impairing access to funding and impairing our customers and counterparties and their businesses. The nature and consequences of any such event are difficult to predict and there can be no guarantee that we could respond effectively to any such event.

Declines in asset markets could adversely affect our operations or profitability

Declines in Australian, New Zealand or other asset markets, including equity, property and other asset markets, could adversely affect our operations and profitability.

Declining asset prices impact our wealth management business and other asset holdings. Earnings in our wealth management business are, in part, dependent on asset values, such as the value of securities held or managed. A decline in asset prices could negatively impact the earnings of the division.

Declining asset prices could also impact customers and counterparties and their businesses and the value of security we hold against loans and derivatives which may impact our ability to recover amounts owing to us if customers or counterparties were to default. It may also affect our level of provisioning which in turn impacts profitability.

Our business is substantially dependent on the Australian and New Zealand economies

Our revenues and earnings are dependent on economic activity and the level of financial services our customers require. In particular, lending is dependent on various factors including economic growth, business investment, levels of employment, interest rates and trade flows in the countries in which we operate.

We currently conduct the majority of our business in Australia and New Zealand and, consequently, our performance is significantly influenced by the level and cyclical nature of business and home lending in these countries. These factors are in turn impacted by both domestic and international economic, natural disaster and political events.

An increase in defaults in credit exposures could adversely affect our results of operations, liquidity, capital resources and financial condition

Credit risk is a significant risk and arises primarily from our lending activities. Credit risk also arises from certain derivatives contracts we enter into. The risk arises from the likelihood that some customers and counterparties will be unable to honour their obligations to us, including the repayment of loans and interest. Credit exposures also include our dealings with, and holdings of, debt securities issued by other banks, financial institutions, companies, governments and government bodies whose financial conditions may be impacted to varying degrees by economic conditions in global financial markets.

We hold collective and individually assessed provisions for our credit exposures. If economic conditions deteriorate, some customers could experience higher levels of financial stress and we may experience a significant increase in defaults and write-offs, and be required to increase our provisioning. Such events would diminish available capital and would adversely affect our operating results, liquidity, capital resources and financial condition.

For a discussion on our risk management procedures, including the management of credit risk, refer to the section ‘Risk and risk management’ and Note 27 to the financial statements in our 2010 Annual Report.

We face intense competition in all aspects of our business

We compete, both domestically and internationally, with retail and commercial banks, asset managers, investment banking firms, brokerage firms, and other financial service firms. In addition, the trend toward consolidation in the global financial services industry is creating competitors with broader ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power.

If we are unable to compete effectively in our various businesses and markets, our business, results of operations and financial condition would be adversely affected.

For more detail on how we address competitive pressures refer to the section ‘Competition’ in Section 1 of our 2010 Annual Report.

We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets and through the asset and liability management of our financial position. In our financial markets trading business, we are exposed to losses arising from adverse movements in levels and volatility of interest rates, foreign exchange rates, commodity prices, credit prices and equity prices. If we were to suffer substantial losses due to any market volatility it may adversely affect our results of operations, liquidity, capital resources and financial condition.

For a discussion of our risk management procedures, including the management of market risk, refer to the section ‘Risk and risk management’ in our 2010 Annual Report.

We could suffer losses due to operational risks and failures in risk management strategies

As a financial services organisation we are exposed to a variety of other risks including those resulting from process error, fraud, information technology instability and failure, system failure, security and physical protection, customer services, staff competence, external events (including fire, storm, flood, earthquake or pandemic) that cause material damage, impact on our operations or adversely affect demand for our products and services. Operational risks can directly impact our reputation and result in financial losses which would adversely affect our financial performance or financial condition.

In addition, we have implemented risk management strategies and internal controls involving processes and procedures intended to identify, monitor and mitigate the risks to which we are subject, including liquidity risk, credit risk, market risk (including interest rate and foreign exchange risk) and operational risk. If these processes and procedures prove ineffective or inadequate or are otherwise not appropriately implemented, we could suffer unexpected losses and reputational damage which would adversely affect our financial performance or financial condition.

For a discussion of our risk management procedures, including the management of operational risk, refer to the section ‘Risk and risk management’ in our 2010 Annual Report.

We could suffer losses due to environmental factors

We and our customers operate businesses and hold assets in a diverse range of geographical locations. Any significant environmental change or external event (including fire, storm, flood, earthquake or pandemic) in any of these locations has the potential to disrupt business activities, impact on our operations, damage property and otherwise affect the value of assets held in the affected locations and our ability to recover amounts owing to us. In addition, such an event could have an adverse impact on economic activity, consumer and investor confidence, or the levels of volatility in financial markets.

Technology

Our ability to develop and deliver products and services to our customers is dependent upon technology that requires periodic renewal. We are constantly managing technology projects including projects to consolidate duplicate technology platforms, simplify and enhance our technology and operations environment, improve productivity and provide for a better customer experience. This includes our current Strategic Investment Priorities (SIPs) program. Failure to implement these projects or manage associated change effectively could result in cost overruns, a failure to achieve anticipated productivity, operational instability, reputational damage or operating technology that could place us at a competitive disadvantage and may adversely affect our results of operations.

Reputational damage could harm our business and prospects

Various issues may give rise to reputational risk and cause harm to our business and our prospects. These issues include appropriately dealing with potential conflicts of interest, pricing policies, legal and regulatory requirements, ethical issues, money laundering laws, trade sanctions legislation, privacy laws, information security policies, sales and trading practices, personnel and supplier policies and conduct by companies in which we hold strategic investments. Failure to address these issues appropriately could also impact the regulatory change agenda, give rise to additional legal risk, subject us to regulatory enforcement actions, fines and penalties, or harm our reputation among our customers, investors and the marketplace.

We could suffer losses if we fail to syndicate or sell down underwritten securities

As a financial intermediary we underwrite listed and unlisted equity securities. Underwriting activities include the development of solutions for corporate and institutional customers who need capital and investor customers who have an appetite for certain investment products. We may guarantee the pricing and placement of these facilities. We could suffer losses if we fail to syndicate or sell down our risk to other market participants.

Other risks

Other risks that can adversely impact our performance and our financial position include insurance risk, model risk, business risk, outsourcing risk and related entity (contagion) risk. Refer to ‘Corporate governance’ in Section 1 and Note 27 to the 2010 Annual Report for more information on these risks.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 11 and forms part of this report.

Rounding of amounts

ASIC Class Order 98/100 applies to Westpac and in accordance with that Class Order all amounts have been rounded to the nearest million dollars unless otherwise stated.

Responsibility statement

The Directors of Westpac Banking Corporation confirm that to the best of their knowledge:

(i)           the condensed set of financial statements have been prepared in accordance with AASB 134 Interim Financial Reporting and are in compliance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board; and

(ii)        the Directors’ Report includes a fair review of the information required by the Disclosure and Transparency Rules 4.2.7R of the United Kingdom Financial Services Authority.

Signed in accordance with a resolution of the Board of Directors.

Ted Evans AC Chairman	Gail Kelly Managing Director and Chief Executive Officer

Sydney, Australia
4 May 2011

Auditor’s independence declaration

Auditor’s independence declaration

As lead auditor for the review of Westpac Banking Corporation for the half year ended 31 March 2011, I declare that to the best of my knowledge and belief, there have been:

(i)             no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii)          no contraventions of any applicable code of professional conduct in relation to the review.

PricewaterhouseCoopers

Ian Hammond Partner	Sydney, Australia 4 May 2011

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

DX 77 Sydney, Australia

T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Consolidated financial statements

Consolidated income statement for the half year ended 31 March 2011

Westpac Banking Corporation and its controlled entities

		Half Year Ended
		31 March	30 September	31 March
		2011	2010	2010
	Note	$m	$m	$m
Interest income		18,740	18,018	16,133
Interest expense		(12,895)	(12,189)	(10,120)
Net interest income		5,845	5,829	6,013
Non-interest income	2	2,502	2,500	2,568
Net operating income before operating expenses and impairment charges		8,347	8,329	8,581
Operating expenses	3	(3,653)	(3,724)	(3,692)
Impairment charges		(463)	(577)	(879)
Profit before income tax		4,231	4,028	4,010
Income tax expense	4	(235)	(523)	(1,103)
Net profit for the period		3,996	3,505	2,907
Net profit attributable to non-controlling interests		(35)	(34)	(32)
Net profit attributable to owners of Westpac Banking Corporation		3,961	3,471	2,875
Earnings per share (cents)
Basic	6	132.5	116.7	97.5
Diluted	6	128.0	112.8	95.0

The above consolidated income statement should be read in conjunction with the accompanying notes.

Consolidated financial statements

Consolidated statement of comprehensive income for the half year ended 31 March 2011

Westpac Banking Corporation and its controlled entities

	Half Year Ended
	31 March	30 September	31 March
	2011	2010	2010
	$m	$m	$m
Net profit for the period	3,996	3,505	2,907
Other comprehensive income:
Gains/(losses) on available-for-sale securities:
Recognised in equity	(12)	(4)	96
Transferred to income statement	(55)	(1)	—
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	(11)	82	(186)
Transferred to income statement	—	1	(3)
Defined benefit obligation actuarial gains/(losses) recognised in equity (net of tax)	24	(142)	43
Exchange differences on translation of foreign operations	(124)	(51)	(71)
Income tax on items taken directly to or transferred directly from equity:
Available-for-sale securities reserve	19	(2)	(26)
Cash flow hedging reserve	(1)	(20)	56
Foreign currency translation reserve	28	(3)	9
Other comprehensive income for the period (net of tax)	(132)	(140)	(82)
Total comprehensive income for the period	3,864	3,365	2,825
Attributable to:
Owners of Westpac Banking Corporation	3,829	3,331	2,793
Non-controlling interests	35	34	32
Total comprehensive income for the period	3,864	3,365	2,825

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Consolidated balance sheet as at 31 March 2011

Westpac Banking Corporation and its controlled entities

		As At
		31 March	30 September	31 March
		2011	2010	2010
	Note	$m	$m	$m
Assets
Cash and balances with central banks		4,781	4,464	4,319
Receivables due from other financial institutions		8,981	12,588	9,642
Derivative financial instruments		31,555	36,102	26,482
Trading securities		44,894	40,011	43,418
Other financial assets designated at fair value		2,548	3,464	3,227
Available-for-sale securities		13,791	12,124	7,375
Loans — housing and personal		340,772	333,971	324,154
Loans — business		143,435	143,684	150,490
Life insurance assets		9,586	12,310	12,393
Regulatory deposits with central banks overseas		1,281	1,322	1,327
Deferred tax assets		2,863	2,290	1,831
Goodwill and other intangible assets		11,595	11,504	11,420
Property, plant and equipment		1,090	1,010	881
Other assets		4,786	3,433	3,816
Total assets		621,958	618,277	600,775
Liabilities
Payables due to other financial institutions		12,873	8,898	8,299
Deposits		342,498	337,385	335,313
Derivative financial instruments		35,258	44,039	29,830
Trading liabilities and other financial liabilities designated at fair value		7,700	4,850	6,362
Debt issues		153,179	150,336	150,592
Acceptances		418	635	1,082
Current tax liabilities		436	302	731
Deferred tax liabilities		32	24	38
Life insurance liabilities		8,723	11,560	11,761
Provisions		1,433	1,726	1,495
Other liabilities		9,039	8,772	7,171
Total liabilities excluding loan capital		571,589	568,527	552,674
Loan capital
Subordinated bonds, notes and debentures		5,387	6,679	6,725
Subordinated perpetual notes		378	404	426
Trust Preferred Securities		557	624	617
Stapled Preferred Securities		1,928	1,925	1,923
Total loan capital		8,250	9,632	9,691
Total liabilities		579,839	578,159	562,365
Net assets		42,119	40,118	38,410
Shareholders’ equity
Share capital:
Ordinary share capital		24,998	24,686	24,414
Treasury shares and RSP treasury shares		(186)	(190)	(188)
Reserves		(142)	(57)	(102)
Retained profits		15,526	13,750	12,353
Total equity attributable to owners of Westpac Banking Corporation		40,196	38,189	36,477
Non-controlling interests		1,923	1,929	1,933
Total shareholders’ equity and non-controlling interests		42,119	40,118	38,410
Contingent liabilities, contingent assets and credit commitments	9

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated financial statements

Consolidated statement of changes in equity for the half year ended 31 March 2011

Westpac Banking Corporation and its controlled entities

		Half Year Ended
		31 March	30 September	31 March
		2011	2010	2010
	Note	$m	$m	$m
Share capital
Balance as at beginning of period		24,496	24,226	23,496
Shares issued:
Under dividend reinvestment plan	7	303	265	696
Under option and share right schemes		9	7	37
Shares purchased for delivery upon exercise of options and share rights (net of tax)		—	—	(3)
Disposal/(acquisition) of treasury shares		4	(2)	—
Balance as at period end		24,812	24,496	24,226
Available-for-sale securities reserve
Balance as at beginning of period		131	143	66
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value		(12)	(4)	96
Exchange differences		1	(5)	7
Income tax effect		3	(5)	(26)
Transferred to income statements		(55)	(1)	—
Income tax effect		16	3	—
Balance as at period end		84	131	143
Share-based payment reserve
Balance as at beginning of period		540	492	420
Current period movement due to transactions with employees		70	48	72
Balance as at period end		610	540	492
Cash flow hedging reserve
Balance as at beginning of period		(441)	(504)	(371)
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value		(11)	82	(186)
Income tax effect		(1)	(20)	55
Transferred to income statements		—	1	(3)
Income tax effect		—	—	1
Balance as at period end		(453)	(441)	(504)
Foreign currency translation reserve
Balance as at beginning of period		(287)	(233)	(171)
Current period movement due to changes in other comprehensive income:
Exchange differences on translation of foreign operations		(124)	(51)	(71)
Tax on foreign currency translation adjustment		28	(3)	9
Balance as at period end		(383)	(287)	(233)
Total reserves		(142)	(57)	(102)
Movements in retained profits were as follows
Balance as at beginning of period		13,750	12,353	11,197
Current period movement due to changes in comprehensive income:
Actuarial gains/(losses) on defined benefit obligations (net of tax)		24	(142)	43
Profit attributable to owners of Westpac Banking Corporation		3,961	3,471	2,875
Transactions with owners:
Final dividend paid	5	(2,209)	—	(1,762)
Interim dividend paid		—	(1,932)	—
Balance as at period end		15,526	13,750	12,353
Total comprehensive income attributable to non-controlling interests		35	34	32
Total comprehensive income attributable to owners of Westpac Banking Corporation		3,829	3,331	2,793
Total comprehensive income for the period		3,864	3,365	2,825

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated cash flow statement for the half year ended 31 March 2011

Westpac Banking Corporation and its controlled entities

	Half Year Ended
	31 March	30 September	31 March
	2011	2010	2010
	$m	$m	$m
Cash flows from operating activities
Interest received	18,555	17,639	15,586
Interest paid	(12,737)	(11,687)	(9,167)
Dividends received excluding life business	8	16	9
Other non-interest income received	2,279	1,771	2,014
Operating expenses paid	(2,930)	(2,757)	(3,279)
Net (increase)/decrease in trading and fair value assets	(4,944)	2,783	(964)
Net increase/(decrease) in trading and fair value liabilities	2,888	(1,517)	(4,419)
Net (decrease)/increase in derivative financial instruments	(10,365)	1,409	(3,827)
Income tax paid excluding life business	(808)	(1,464)	(2,073)
Life business:
Receipts from policyholders and customers	1,469	1,336	1,127
Interest and other items of similar nature	13	5	19
Dividends received	147	266	183
Payments to policyholders and suppliers	(1,151)	(1,156)	(1,319)
Income tax paid	(36)	108	(174)
Net cash (used in)/provided by operating activities	(7,612)	6,752	(6,284)
Cash flows from investing activities
Proceeds from available-for-sale securities	1,743	2,345	735
Purchase of available-for-sale securities	(3,378)	(6,545)	(6,417)
Net (increase)/decrease in:
Receivables due from other financial institutions	3,212	(3,387)	57
Loans	(8,800)	(4,682)	(15,001)
Life insurance assets	(368)	(377)	10
Regulatory deposits with central banks overseas	(42)	(85)	(600)
Other assets	(1,288)	106	424
Purchase of computer software	(331)	(364)	(144)
Purchase of property, plant and equipment	(207)	(265)	(101)
Proceeds from disposal of property, plant and equipment	6	33	—
Net cash used in investing activities	(9,453)	(13,221)	(21,037)
Cash flows from financing activities
Redemption of loan capital	(1,104)	(84)	(1,141)
Proceeds from exercise of employee options	9	12	36
Purchase of shares on exercise of employee options and rights	—	—	(5)
Net increase/(decrease) in:
Payables due to other financial institutions	4,320	283	(689)
Deposits	7,722	4,006	8,373
Debt issues and acceptances	9,285	3,469	24,197
Other liabilities and provisions	(853)	716	(1,247)
Purchase of treasury shares	—	(7)	(6)
Sale of treasury shares	4	—	7
Payment of dividends	(1,906)	(1,667)	(1,066)
Payment of distributions to non-controlling interests	(41)	(40)	(36)
Net cash provided by financing activities	17,436	6,688	28,423
Net increase in cash and cash equivalents	371	219	1,102
Effect of exchange rate changes on cash and cash equivalents	(54)	(74)	(55)
Cash and cash equivalents as at the beginning of the period	4,464	4,319	3,272
Cash and cash equivalents as at the end of the period	4,781	4,464	4,319

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Details of the reconciliation of net cash provided by operating activities to net profit attributable to owners of Westpac Banking Corporation are provided in Note 10.

Notes to the consolidated financial statements

Note 1. Basis of preparation of Interim Financial Report

This general purpose interim financial report for the half year ended 31 March 2011 has been prepared in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

The interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this interim report is to be read in conjunction with the annual report for the year ended 30 September 2010 and any relevant public announcements made by Westpac during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001 and the ASX Listing Rules.

The interim financial report complies with current Australian Accounting Standards, which include the Australian equivalents to International Financial Reporting Standards (AIFRS) as they relate to interim financial reports.

The accounting policies and methods of computation adopted in this interim financial report are the same as those in the previous financial year and corresponding interim reporting period, unless specifically noted. Comparative information has been revised where appropriate to enhance comparability.

These consolidated financial statements also comply with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

The interim financial report was authorised for issue by the Board of Directors on 4 May 2011.

ASIC Class Order 98/100 applies to Westpac, and in accordance with that Class Order all amounts have been rounded to the nearest million dollars unless otherwise stated.

Changes in accounting policies

As a result of the new and revised accounting standards which became operative for the annual reporting period commencing 1 October 2010, the following standards, interpretations and amendments have been adopted in the 2011 financial year and have been assessed as not having a material impact on the Group:

AASB Interpretation 19 Extinguishing Financial Liabilities with Equity Instruments was issued in December 2009 and will be applicable to the financial year. The interpretation addresses the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability.

Future developments in accounting policies

The following new standards and interpretations have been issued, but are not yet effective and have not been early adopted by the Group:

AASB 2010-6 Amendments to Australian Accounting Standards — Disclosures on Transfers of Financial Assets was issued in November 2010 and will be effective for the 30 September 2012 financial year end. This Standard adds and amends disclosure requirements about transfers of financial assets, including in respect of the nature of the financial assets involved and the risks associated with them.

AASB 9 Financial Instruments was reissued by the Australian Accounting Standards Board (AASB) in December 2010. If the standard is not early adopted it will be effective for the 30 September 2014 financial year end. The standard includes the following main changes relating to the classification and measurement of financial assets:

•             AASB 9 replaces the multiple classification and measurement models in AASB 139 Financial Instruments: Recognition and Measurement with a single model that has two classification categories: amortised cost and fair value;

•             a financial asset is measured at amortised cost if two criteria are met: a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and b) the contractual cash flows under the instrument solely represent the payment of principal and interest;

•             if a financial asset is eligible for amortised cost measurement, an entity can elect to measure it at fair value if it eliminates or significantly reduces an accounting mismatch;

•             there will be no separation of an embedded derivative where the instrument is a financial asset;

•             equity instruments must be measured at fair value however, an entity can elect on initial recognition to present the fair value changes on an equity investment directly in other comprehensive income. There is no subsequent recycling of fair value gains and losses to profit or loss; however dividends from such investments will continue to be recognised in profit or loss; and

•             if an entity holds an investment in asset-backed securities it must determine the classification of that investment by looking through to the underlying assets and assess the credit quality of the investment compared with the underlying portfolio of assets. If an entity is unable to look through, then the investment must be measured at fair value.

The reissued version in December 2010 includes the requirements for classification and measurement of financial instruments including both financial assets and financial liabilities as well as recognition and derecognition requirements for financial instruments. The main additional change as a result of the reissued version relates to the measurement of financial liabilities. Specifically, the portion of a change of fair value relating to the entity’s own credit risk for financial liabilities measured at fair value utilising the fair value option is presented in other comprehensive income, except when that would create an accounting mismatch. If such a mismatch would be created or enlarged, the entity is required to present all changes in fair value (including the effects of changes in the credit risk of the liability) in profit or loss.

Note 1. Basis of preparation of Interim Financial Report (continued)

As a result of the issuance and reissuance of AASB 9 two further standards have been issued by the AASB which give effect to consequential changes to a number of Australian Accounting Standards and Interpretations. These standards are AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 which was issued in December 2009 and AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) which was issued in December 2010. These standards will be applicable when AASB 9 is adopted by the Group.

AASB 9 will impact the classification and measurement of the Group’s financial instruments when adopted.

Note 2. Non-interest income

	Half Year Ended
	31 March	30 September	31 March
	2011	2010	2010
	$m	$m	$m
Fees and commissions	1,283	1,231	1,238
Wealth management and insurance income	796	810	750
Trading income	304	337	460
Other income	119	122	120
Non-interest income	2,502	2,500	2,568

Note 3. Operating expenses

	Half Year Ended
	31 March	30 September	31 March
	2011	2010	2010
	$m	$m	$m
Salaries and other staff expenses	2,012	1,982	2,008
Equipment and occupancy expenses	535	562	520
Other expenses	1,106	1,180	1,164
Operating expenses	3,653	3,724	3,692

Note 4. Income tax

The income tax expense for the year is reconciled to the profit before income tax as follows:

	Half Year Ended
	31 March	30 September	31 March
	2011	2010	2010
	$m	$m	$m
Profit before income tax	4,231	4,028	4,010
Prima facie income tax based on the Australian company tax rate of 30%	1,269	1,208	1,203
The effect of amounts which are not deductible (assessable) in calculating taxable income
Change in tax rate	2	6	—
Rebateable and exempt dividends	—	—	(5)
Life insurance:
Tax adjustment on policy holders earnings	(5)	(3)	(5)
Adjustment for life business tax rates	1	(10)	1
Other non-assessable items	(26)	(12)	(14)
Other non-deductible items	22	23	13
Adjustment for overseas tax rates	3	(1)	2
Income tax (over)/under provided in prior years	(12)	(7)	3
St.George tax consolidation adjustment	(1,110)	(685)	—
Other items	91	4	(95)
Total income tax expense in the income statement	235	523	1,103

Notes to the consolidated financial statements

Note 4. Income tax (continued)

St.George tax consolidation adjustment

Following the redemption of St.George’s hybrid instruments on 31 March 2009, St.George and all its wholly owned Australian subsidiaries joined the Westpac tax consolidated group. Westpac was required to reset the tax value of certain St.George assets to the appropriate market value of those assets. Given the complexity of this process, the assessed tax treatment for the 2009 and 2010 financial years was only finalised and the approach agreed with the ATO in October 2010. The approach for the 2011 financial year and following years has now been finalised with the ATO.

A number of St.George Bank derivative contracts were assessed as having a market value, at the time of tax consolidation, higher than their original value. Pending the determination of the tax consolidation outcome, Westpac’s accounting for these contracts had factored in tax on this increase in value. With the tax consolidation impacts for the 2011 financial year and following years now complete, it has been determined that tax is not required to be paid on the increase in the value of derivative contracts that mature after the 2010 financial year. This value totalled $3,700 million, and accordingly income tax expense has been reduced by $1,110 million. The impact will be realised evenly over the 2011 to 2014 financial years. Therefore, current tax liability for the 2011 financial year has been reduced by $278 million and a deferred tax asset of $832 million has been recorded. This is in addition to the assessed tax treatment for the 2009 and 2010 financial years, which resulted in a reduction in income tax expense and current tax liability of $685 million in the half year ended 30 September 2010.

Note 5. Dividends

	Half Year Ended
	31 March	30 September	31 March
	2011	2010	2010
	$m	$m	$m
Recognised amounts
Ordinary dividends
2010 final dividend paid 74 cents per share (2009: 60 cents per share) all fully franked at 30%	2,209	—	1,762
2010 interim dividend paid 65 cents per share fully franked at 30%	—	1,932	—
Total ordinary dividends	2,209	1,932	1,762
Unrecognised amounts
Since the end of the period the directors have recommended the payment of the following interim ordinary dividend:
Ordinary shares 76 cents per share (30 September 2010: 74 cents per share, 31 March 2010: 65 cents per share) all fully franked at 30%	2,283	2,209	1,932

The amount disclosed as ‘recognised’ is the final dividend paid in respect of the previous financial year and the interim dividend paid in the previous financial year.

Note 6. Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to equity holders of Westpac by the weighted average number of ordinary shares on issue during the period, excluding the number of ordinary shares purchased by the Group and held as Treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding, assuming conversion of all dilutive potential ordinary shares.

	Half Year Ended
	31 March		30 September		31 March
	2011		2010		2010
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($m)
Net profit	3,996	3,996	3,505	3,505	2,907	2,907
Net profit attributable to non-controlling interests	(35)	(35)	(34)	(34)	(32)	(32)
Distribution on RSP treasury shares(1)	(3)	—	(3)	—	(3)	—
2004 TPS distributions	—	9	—	9	—	11
2007 convertible notes distributions	—	15	—	15	—	12
Westpac SPS distributions	—	19	—	17	—	16
Westpac SPS II distributions	—	19	—	19	—	17
Earnings	3,958	4,023	3,468	3,531	2,872	2,931
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	3,000	3,000	2,983	2,983	2,960	2,960
Effect of own shares held	(13)	(13)	(12)	(12)	(13)	(13)
Potential dilutive adjustment:
Exercise of options and share rights and vesting of restricted shares	—	6	—	9	—	8
Conversion of 2004 TPS	—	22	—	23	—	21
Conversion of 2007 convertible notes	—	44	—	44	—	38
Conversion of Westpac SPS	—	45	—	45	—	38
Conversion of Westpac SPS II	—	39	—	39	—	34
Total weighted average number of ordinary shares	2,987	3,143	2,971	3,131	2,947	3,086
Earnings per ordinary share (cents)	132.5	128.0	116.7	112.8	97.5	95.0

(1)               While the equity granted to employees remains unvested, RSP treasury shares are deducted from ordinary shares on issue in arriving at the weighted average number of ordinary shares outstanding. Despite the shares being unvested, employees are entitled to dividends and to voting rights on the shares. Consequently, a portion of the profit for the period is allocated to RSP treasury shares to arrive at earnings attributed to ordinary shareholders.

During the half year ended 31 March 2011, 1,054,329 (30 September 2010: 1,016,359; 31 March 2010: 2,807,166) options and share rights were converted to ordinary shares. At 31 March 2011, 15,615,641 (30 September 2010: 15,481,284; 31 March 2010: 16,639,678) options and share rights were outstanding. The diluted earnings per share calculation includes that portion of these options and share rights assumed to be converted for nil consideration, weighted with reference to the date of conversion.

In determining diluted earnings per share, options with an exercise price (including the grant date fair value that will be expensed in future periods) greater than the average Westpac share price over the period have not been included, as these are not considered dilutive.

Notes to the consolidated financial statements

Note 7. Share capital

The total number of ordinary shares on issue as at 31 March 2011 by Westpac Banking Corporation was 3,008,825,429 (30 September 2010: 2,989,207,519; 31 March 2010: 2,976,523,844), of which 7,250,802 ordinary shares are RSP treasury shares (30 September 2010: 6,022,097; 31 March 2010: 7,517,711) and 6,037,597 ordinary shares are other treasury shares (30 September 2010: 6,226,960; 31 March 2010: 6,015,489).

During the half year ended 31 March 2011, the following ordinary shares were issued:

•             to equity holders in relation to the Dividend Reinvestment Plan (DRP), 14,092,489 ordinary shares at an average price of $21.57;

•             to eligible staff under the Employee Share Plan, 1,145,726 ordinary shares issued for nil consideration;

•             to eligible executives and senior management under the Westpac Performance Plan upon the exercise of options, 62,304 ordinary shares at an average exercise price of $17.32 and upon the exercise of share rights, 431,525 ordinary shares for nil consideration;

•             to eligible employees under the Restricted Share Plan (RSP), 3,243,264 ordinary shares for nil consideration;

•             to the CEO under the Chief Executive Officer Restricted Share Plan, 82,102 ordinary shares for nil consideration; and

•             to senior officers upon exercise of options under the Senior Officers’ Share Purchase Scheme, 560,500 ordinary shares at an average exercise price of $13.66.

Note 8. Group segment information

AASB 8 requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing the financial performance of our divisions internally, Westpac uses a measure of performance it refers to as ‘Cash Earnings’. To calculate Cash Earnings, Westpac adjusts the statutory results for the items outlined below. Westpac believes Cash Earnings allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies. Three categories of adjustments are made to statutory results to determine Cash Earnings:

•             material items that key decision makers believe do not reflect ongoing operations;

•             items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of treasury shares and economic hedging impacts; and

•             accounting reclassifications between individual line items that do not impact statutory results, such as policy holder tax recoveries.

The basis of segment reporting reflects the management of the business, rather than the legal structure of the Group. The operating segment results have been presented on a management reporting basis and consequently internal charges and transfer pricing adjustments have been reflected in the performance of each operating segment. Inter-segment pricing is determined on an arms length basis.

Reportable operating segments

The business segments are defined by the customers they service and the services they provide:

•             Westpac Retail & Business Banking (Westpac RBB) is responsible for sales and service for our consumer, small-to-medium enterprise customers and commercial customers in Australia under the Westpac and RAMS brands;

•             Westpac Institutional Bank (WIB) delivers a broad range of financial services to commercial, corporate, institutional and government customers either based in or with interests in Australia and New Zealand. Customers are supported through Westpac branches and subsidiaries located in Australia, New Zealand and Asia, as well as New York and London;

•             St.George Bank (St.George) is responsible for sales and service for our consumer, business and corporate customers in Australia under the St.George and BankSA brands;

•             BT Financial Group (Australia) (BTFG) is the wealth management arm of the Group in Australia which, following the merger with St.George Bank Limited, also includes the wealth division of St.George. BTFG’s brands include Advance Asset Management, Asgard, BT, BT Investment Management (60% owned by the Group and consolidated in BTFG’s Funds Management business), Licensee Select, Magnitude, Ascalon, Securitor, and the advice, private banking and insurance operations of BankSA, St.George and Westpac RBB;

•             New Zealand Banking is responsible for sales and service of banking, wealth and insurance products for consumers and small to medium business customers in New Zealand. Institutional customers are supported by the New Zealand Institutional Bank, the results of which appear in WIB; and

•             Other Divisions include Pacific Banking, Group Treasury, Product & Operations, Technology and Core Support. The majority of the direct operating expenses of Other are recharged back to the business segments.

Note 8. Group segment information (continued)

Half Year Ended

31 March 2011

	Westpac
	Retail and	Westpac		BT Financial
	Business	Institutional	St.George	Group	New
	Banking	Bank	Bank	Australia	Zealand	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	2,596	888	1,393	122	486	479	5,964
Non-interest income	543	679	264	767	136	148	2,537
Net operating income before operating expenses and impairment charges	3,139	1,567	1,657	889	622	627	8,501
Operating expenses	(1,526)	(510)	(649)	(440)	(292)	(84)	(3,501)
Impairment charges on loans	(275)	21	(176)	(4)	(105)	76	(463)
Profit before income tax	1,338	1,078	832	445	225	619	4,537
Income tax expense	(402)	(311)	(250)	(131)	(64)	(176)	(1,334)
Profit attributable to non-controlling interests	—	—	—	(5)	(2)	(28)	(35)
Cash Earnings for the period	936	767	582	309	159	415	3,168
Net Cash Earnings adjustments	—	—	(64)	(8)	—	865	793
Net profit for the period attributable to owners of Westpac Banking Corporation	936	767	518	301	159	1,280	3,961
Total assets	253,091	98,062	134,030	23,448	37,745	75,582	621,958
Total liabilities	139,678	91,401	85,874	25,624	23,682	213,580	579,839

Half Year Ended

30 September 2010

	Westpac
	Retail and	Westpac		BT Financial
	Business	Institutional	St.George	Group	New
	Banking	Bank	Bank	Australia	Zealand	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	2,560	860	1,341	117	492	490	5,860
Non-interest income	513	708	285	751	143	77	2,477
Net operating income before operating expenses and impairment charges	3,073	1,568	1,626	868	635	567	8,337
Operating expenses	(1,524)	(519)	(640)	(444)	(298)	(109)	(3,534)
Impairment charges on loans	(287)	(50)	(180)	(7)	(110)	57	(577)
Profit before income tax	1,262	999	806	417	227	515	4,226
Income tax expense	(379)	(292)	(237)	(119)	(68)	(167)	(1,262)
Profit attributable to non-controlling interests	—	—	—	(4)	(1)	(29)	(34)
Cash Earnings for the period	883	707	569	294	158	319	2,930
Net Cash Earnings adjustments	—	—	(65)	(9)	—	615	541
Net profit for the period attributable to owners of Westpac Banking Corporation	883	707	504	285	158	934	3,471
Total assets	243,690	99,155	134,010	27,530	38,975	74,917	618,277
Total liabilities	134,729	93,789	85,560	28,391	23,612	212,078	578,159

Notes to the consolidated financial statements

Note 8. Group segment information (continued)

Half Year Ended

31 March 2010

	Westpac
	Retail and	Westpac		BT Financial
	Business	Institutional	St.George	Group	New
	Banking	Bank	Bank	Australia	Zealand	Other(1)	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	2,572	916	1,327	140	465	575	5,995
Non-interest income	501	811	287	724	134	121	2,578
Net operating income before operating expenses and impairment charges	3,073	1,727	1,614	864	599	696	8,573
Operating expenses	(1,521)	(519)	(602)	(422)	(294)	(80)	(3,438)
Impairment charges on loans	(302)	(73)	(331)	(5)	(166)	(2)	(879)
Profit before income tax	1,250	1,135	681	437	139	614	4,256
Income tax expense	(377)	(328)	(209)	(132)	(38)	(191)	(1,275)
Profit attributable to non-controlling interests	—	—	—	(4)	(1)	(27)	(32)
Cash Earnings for the period	873	807	472	301	100	396	2,949
Net Cash Earnings adjustments	—	—	(64)	(8)	—	(2)	(74)
Net profit for the period attributable to owners of Westpac Banking Corporation	873	807	408	293	100	394	2,875
Total assets	233,767	102,968	132,780	26,859	39,132	65,269	600,775
Total liabilities	127,569	88,671	83,831	27,470	23,534	211,290	562,365

(1)          Cash Earnings comparatives have been revised to include the amortisation of all merger related retail bank fair value revaluations. The impact of the revision was an increase in Cash Earnings of $34 million net of tax. There was no impact to statutory results.

Note 8. Group segment information (continued)

Reconciliation of Cash Earnings to Net Profit

	Half Year Ended	Half Year Ended	Half Year Ended
	31 March 2011	30 September 2010	31 March 2010
	$m	$m	$m
Cash Earnings for the period	3,168	2,930	2,949
Cash Earnings adjustments:
Hybrid instruments(1)	(27)	(3)	(11)
Treasury shares(2)	(7)	20	(10)
Ineffective hedges(3)	4	(3)	9
Merger transaction and integration expenses(4)	(34)	(61)	(106)
Fair value loss on economic hedges(5)	(62)	(29)	(24)
Amortisation of intangible assets(6)	(72)	(74)	(72)
NZ structured finance transactions(7)	—	—	106
Fair value amortisation of financial instruments(8)	(6)	6	34
Tax consolidation adjustment(9)	1,110	685	—
Buyback of government guaranteed debt(10)	(20)	—	—
Tax provision(11)	(93)	—	—
Total Cash Earnings adjustments	793	541	(74)
Net profit for the period attributable to owners of Westpac Banking Corporation	3,961	3,471	2,875

(1)               Adjustment for economic hedges, including associated tax effects impacting the foreign currency translation reserve, relating to hybrid instruments classified as non-controlling interests. The hybrid instrument is not fair valued, however, the hedge is fair valued and therefore there is a mismatch in the timing of income recognition in the statutory results. The mismatch is added back in deriving Cash Earnings as it does not affect the Group’s profits over time.

(2)               Under AIFRS, Westpac shares held by the Group in the managed funds and life business are deemed to be treasury shares and the results of holding these shares are not permitted to be recognised as income. In deriving Cash Earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in deriving income.

(3)               The gain/(loss) on ineffective hedges is reversed in deriving Cash Earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time.

(4)               As part of the merger with St.George, transaction and integration expenses incurred over three years are being treated as Cash Earnings adjustments as they do not impact the earnings expected from St.George following the integration period.

(5)               Fair value gain/(loss) on other economic hedges (which do not qualify for hedge accounting under A-IFRS) comprise:

•                  the unrealised fair value gain/(loss) on hedges of future New Zealand earnings impacting non-interest income is reversed in deriving Cash Earnings in the current period as it may potentially create a material timing difference on reported earnings. The Cash Earnings adjustment ensures that this does not affect the Group’s profits over the life of the hedge;

•                  the unrealised fair value gain/(loss) on foreign exchange hedges of fees payable for the use of the government guarantee on foreign denominated wholesale funding is reversed in deriving Cash Earnings in the current period as it may potentially create a material timing difference on reported earnings. The Cash Earnings adjustment ensures that this does not affect the Group’s profits over the life of the hedge; and

•                  the unrealised fair value gains/(losses) on cross currency swaps hedging accrual accounted term funding transactions are reversed in deriving Cash Earnings in the current period as these may potentially create a material timing difference on reported earnings but does not affect the Group’s profits over the life of the hedge.

(6)               The merger with St.George resulted in the recognition of core deposit intangibles and customer relationship intangible assets that are amortised over their useful lives, ranging between five and nine years. The amortisation of intangible assets (excluding software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders.

(7)               In the half year ended 31 March 2010, $106 million out of the $703 million tax provision raised in September 2009 was reversed following settlement with the New Zealand Commissioner of Inland Revenue (CIR) in relation to New Zealand structured finance transactions entered into between 1998 and 2002. The Group agreed to pay 80% of the full amount of primary tax and interest. Given the size and historical nature of the issue, the original tax provision and the subsequent reversal were treated as Cash Earnings adjustments.

(8)               The accounting for the merger with St.George resulted in the recognition of fair value adjustments on the St.George retail bank loans, deposits, wholesale funding and associated hedges, with these fair value adjustments being amortised over the life of the underlying transactions. The amortisation of these adjustments is considered to be a timing difference relating to non-cash flows that and do not affect cash distributions available to shareholders.

(9)               Finalisation of tax consolidation related to the merger with St.George gave rise to an income tax expense adjustment of $1,110 million for the half year ended 31 March 2011 (30 September 2010: $685 million, 31 March 2010: nil). The tax consolidation process required Westpac to reset the tax value of certain St.George assets to the appropriate market value of those assets as at the time of tax consolidation (31 March 2009). These adjustments have been treated as a Cash Earnings adjustment due to their size and as they do not reflect ongoing operations.

(10)         The Group bought back some Government guaranteed debt to reduce Government guarantee fees (70 basis points) paid. In undertaking the buybacks, in addition to the 70 basis point fee saving, a cost was incurred reflecting the difference between current interest rates and the rate at which the debt was initially issued. In the statutory results the cost incurred is recognised at the time of the buybacks. In Cash Earnings the cost incurred is being amortised over the original term of the debt that was bought back. The Cash Earnings adjustment gives effect to the timing difference between statutory results and Cash Earnings.

(11)         In the half year ended 31 March 2011, the Group increased tax provisions by $93 million in respect of certain existing positions for transactions previously undertaken by the Group. The increase reflects the recent trend of global taxation authorities challenging the historical tax treatment of cross border and complex transactions. This increase in tax provisions has been treated as a Cash Earnings adjustment as it relates to the global management of existing tax positions and does not reflect ongoing operations. We do not expect similar risks to reoccur as the Group’s management of tax positions has moved to disclosing any such transactions to the taxation authorities at or around the time of execution.

Notes to the consolidated financial statements

Note 9. Contingent liabilities, contingent assets and credit commitments

The Group is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financing needs of its customers and to manage its own risk profile. These financial instruments include commitments to extend credit, financial guarantees, standby letters of credit and underwriting facilities.

The Group’s exposure to credit loss in the event of non-performance by the other party to such financial instruments is represented by the contract or notional amount of those instruments. However, some commitments to extend credit and provide underwriting facilities can be cancelled or revoked at any time at the Group’s option.

The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Group takes collateral where it is considered necessary to support, both on and off-balance sheet financial instruments with credit risk. The Group evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral taken, if deemed necessary, on the provision of a financial facility is based on management’s credit evaluation of the counterparty.

Off-balance sheet credit-risk related financial instruments excluding derivatives are as follows:

	Contract or Notional Amount
	31 March	30 September	31 March
	2011	2010	2010
	$m	$m	$m
Credit-risk related instruments
Standby letters of credit and financial guarantees(1)	4,893	4,442	4,811
Trade letters of credit(2)	1,494	1,014	1,161
Non-financial guarantees(3)	8,129	7,230	7,457
Commitments to extend credit(4)	146,879	140,221	125,259
Other commitments(5)	122	351	1,580
Total credit-risk-related instruments	161,517	153,258	140,268

(1)               Includes $2.1 billion (30 September 2010: $2.3 billion, 31 March 2010: $2.1 billion) of cash collateralised guarantees.

(2)               Import trade letters of credit are supported by an underlying shipment and export trade letters are backed by a confirmatory letter from another bank.

(3)               Non-financial guarantees include other trade-related letters of credit and obligations backing the performance of commercial contracts.

(4)               In addition to the commercial commitments disclosed above at 31 March 2011, the Group offered $5.8 billion (30 September 2010: $4.8 billion, 31 March 2010: $5.5 billion) of facilities to customers, which had not yet been accepted.

(5)               Other commitments include underwriter facilities and commitments with certain drawdowns.

Contingent assets

The credit commitments shown in the above table also constitute contingent assets. These commitments would be classified as loans and other assets in the balance sheet on the contingent event eventuating.

Additional liabilities and commitments

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements and specific provisions have been made where appropriate.

Westpac is aware from reports in the media and other public statements that class action proceedings relating to exception fees have been commenced against one Australian bank, and may be commenced against other Australian banks. At this stage no such proceedings have been commenced against Westpac.

Westpac was one of 20 defendant banks named in proceedings concerning the Bell Group of companies. The proceedings were brought by the liquidators of several Bell Group companies who challenged the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s. Judgment was delivered on 28 October 2008 and final orders were handed down on 30 April 2009. Westpac, along with the other defendant banks, was found liable to repay its share of the monies received from the Bell Group plus interest. Westpac is entitled to prove in the liquidation of the Bell Group, but the amount of its recovery, although anticipated to be considerable, is uncertain at this stage. Before allowance is made for recoveries of money in the liquidation, Westpac’s liability is approximately $188 million after taking into account its arrangements with the other banks. As a result of the judgment, Westpac paid this amount into court. The banks have appealed the decision. No further information is disclosed due to the sensitive nature of this matter.

Liquidity support

Westpac is a participant to the Interbank Deposit Agreement along with three other Australian banks. In accordance with the Interbank Deposit Agreement, a deposit notice may be served upon the other participants by a bank which is experiencing liquidity problems. The other participants are then required to deposit equal amounts of up to $2 billion each for a period of 30 days. At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

Note 9. Contingent liabilities, contingent assets and credit commitments (continued)

Financial Claims Scheme

Under the Financial Claims Scheme (FCS) the Australian Government provides depositors a free guarantee of deposits in eligible ADIs up to and including $1 million. The Financial Claims Scheme (ADIs) Levy Act 2008 provides for the imposition of a levy to fund the excess of certain APRA FCS costs connected with an ADI. The levy would be imposed on liabilities of eligible ADIs to their depositors and cannot be more than 0.5% of the amount of those liabilities.

Note 10. Note to the cash flow statement

Reconciliation of net cash (used in)/provided by operating activities to net profit for the period:

	Half Year Ended
	31 March	30 September	31 March
	2011	2010	2010
	$m	$m	$m
Reconciliation of net cash (used in)/provided by operating activities to net profit
Net profit	3,996	3,505	2,907
Adjustments:
Depreciation, amortisation and impairment	343	378	342
(Decrease)/increase in sundry provisions and other non-cash items	592	(256)	(500)
Impairment charges on loans	501	606	900
(Increase)/decrease in trading and fair value assets	(4,944)	2,783	(964)
Increase/(decrease) in trading and fair value liabilities	2,888	(1,517)	(4,419)
(Decrease)/increase in derivative financial instruments	(10,365)	1,409	(3,827)
(Increase)/decrease in accrued interest receivable	(172)	175	(532)
Increase/(decrease) in accrued interest payable	158	502	953
(Decrease)/increase in current and deferred tax	(609)	(833)	(1,144)
Net cash (used in)/provided by operating activities	(7,612)	6,752	(6,284)

Note 11. Events subsequent to balance date

No matter or circumstance has arisen since half year ended 31 March 2011 which is not otherwise dealt with in this interim financial report, that has significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

Statutory statements

Directors’ declaration

In the Directors’ opinion:

(i)             the consolidated financial statements and notes set out on pages 12 to 26 are in accordance with the Corporations Act 2001, including that they:

a.             comply with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b.            give a true and fair view of the Group’s financial position as at 31 March 2011 and of its performance, as represented by the results of its operations, changes in equity and its cash flows, for the half year ended on that date; and

(ii)         there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

Ted Evans AC Chairman	Gail Kelly Managing Director and Chief Executive Officer

Sydney, Australia
4 May 2011

Independent auditor’s review report

Independent auditor’s review report to the members of Westpac Banking Corporation

Report on the Half-Year financial report

We have reviewed the accompanying half-year financial report of Westpac Banking Corporation (the Corporation), which comprise the balance sheet as at 31 March 2011 and the income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration for the Westpac Banking Corporation Group (the Consolidated Entity). The Consolidated Entity comprises both Westpac Banking Corporation (Westpac) and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of Westpac are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001 and for such control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the Consolidated Entity’s financial position as at 31 March 2011 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of the Corporation and the Consolidated Entity, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Westpac Banking Corporation is not in accordance with the Corporations Act 2001 including:

(i)             giving a true and fair view of the Consolidated Entity’s financial position as at 31 March 2011 and of its performance for the half-year ended on that date; and

(ii)          complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers

Ian Hammond Partner	Anne Loveridge Partner	Sydney, Australia 4 May 2011

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171

DX 77 Sydney, Australia

T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.